Exhibit 99.1

Ebang International Holdings Inc. Announces Unaudited Financial Results for the First Half of Fiscal Year 2026

GROVER, North Carolina, August 14, 2026 - Ebang International Holdings Inc. (Nasdaq: EBON) (the “Company,” “we,” “us” or “our”), today announced its unaudited financial results for the first half of fiscal year 2026.

Operational and Financial Highlights for the Six Months Ended June 30, 2026

Total net revenues reached approximately US$3.92 million for the first half of 2026, representing a 9.54% increase compared to approximately US$3.58 million in the same period of 2025.

Gross profit improved to approximately US$0.73 million for the first half of 2026, compared to a gross loss of approximately US$0.65 million in the prior-year period.

Net loss was approximately US$5.54 million for the first half of 2026, compared to approximately US$4.50 million in the prior-year period.

“In the first half of fiscal year 2026, amid the accelerating global energy transition and continued investment in digital infrastructure, we remained focused on advancing our diversified growth strategy and capturing new opportunities in the energy, electric power equipment, and digital infrastructure sectors. During this period, our total revenue increased year over year, and we achieved meaningful progress in our renewable energy and related businesses initiative, laying a solid foundation for further business expansion and strengthening our long-term competitiveness,” said Mr. Dong Hu, Chairman and Chief Executive Officer of the Company.

Mr. Hu continued, “With the acceleration of global electrification, ongoing power grid upgrades, and surging demand for high-reliability power solutions—particularly from new computing infrastructure such as AI data centers—we are expanding our presence in advanced soft magnetic materials, electric power equipment, energy storage systems, and digital energy infrastructure. Leveraging our strengths in advanced manufacturing, engineering expertise, supply chain integration, and global operations, we will continue to strengthen coordination across our research and development, manufacturing, supply chain, and sales functions, foster synergies across our business segments, and enhance our competitive position in the global digital energy infrastructure sector.”

“Looking ahead, we will maintain a prudent yet flexible approach as we actively engage with and capitalize on the opportunities presented by the global energy transition and ongoing digital infrastructure modernization. Driven by technological innovation and supported by deeper collaboration across our value chain, we will continue to optimize our business portfolio with a focus on energy, electric power equipment, and digital infrastructure opportunities with strong growth and value-creation potential. Our goal is to build a more resilient, diversified, and sustainable business platform that delivers efficient, reliable solutions to customers worldwide and creates lasting value for our shareholders.”

Unaudited Financial Results for the Six Months Ended June 30, 2026

Total net revenues for the six months ended June 30, 2026 were US$3.92 million, a 9.54% increase from US$3.58 million in the prior-year period. Product revenue increased to US$1.58 million from US$0.46 million, while service revenue decreased to US$2.35 million from US$3.12 million. The period-over-period change was primarily attributable to the Company’s increased focus on renewable energy product sales and corresponding allocation of business efforts toward such products during the period, resulting in incremental renewable energy product sales, as well as continued refinement of sales strategies in response to evolving market conditions.

Cost of revenues for the six months ended June 30, 2026 was US$3.20 million, a 24.44% decrease from US$4.23 million in the prior-year period. The decrease was primarily driven by a value-added tax (“VAT”) recoverable impairment of approximately US$1.0 million recognized in cost of revenues during the six months ended June 30, 2025, when the Company determined that recovery of the VAT receivable was not expected in the foreseeable future. No comparable impairment was recorded in the current period.

Gross profit for the six months ended June 30, 2026 was US$0.73 million, compared to gross loss of US$0.65 million in the prior-year period.

Total operating expenses for the six months ended June 30, 2026 were US$10.95 million, compared to US$10.21 million in the prior-year period.

●	Selling expenses for the six months ended June 30, 2026 were US$0.15 million, compared to US$0.27 million in the prior-year period. The decrease was primarily driven by the Company’s tightened expense management and adjusted sales strategies in response to changes in market conditions and customer demand, with focus shifted to the promotion of renewable energy products.

●	General and administrative expenses for the six months ended June 30, 2026 were US$10.80 million, compared to US$9.94 million in the prior-year period. The increase was primarily driven by growth in expenses related to the renewable energy business and daily operations.

Loss from operations for the six months ended June 30, 2026 was US$10.22 million, compared to US$10.86 million in the prior-year period.

Interest income for the six months ended June 30, 2026 was US$3.33 million, compared to US$4.41 million in the prior-year period. The decrease was primarily due to lower bank interest rates.

Total other income for the six months ended June 30, 2026 was US$4.68 million, compared to US$6.33 million in the prior-year period.

Net loss for the six months ended June 30, 2026 was US$5.54 million, compared to US$4.50 million in the prior-year period. The increase in net loss was primarily due to higher general and administrative expenses (an increase of approximately US$0.9 million) and lower other income of approximately US$1.7 million (including reduced interest income of approximately US$1.1 million and lower exchange gains of approximately US$1.0 million), partially offset by improved gross profit of approximately US$1.4 million.

Net loss attributable to Ebang International Holdings Inc. for the six months ended June 30, 2026 was US$2.90 million, compared to US$4.51 million in the prior-year period. The difference between consolidated net loss (US$5.54 million) and net loss attributable to Ebang International Holdings Inc. (US$2.90 million) reflects the allocation of US$2.64 million in losses to noncontrolling interests in a non-wholly owned operating subsidiary. This allocation included the noncontrolling interests’ pro-rata share of a loss recognized from the extinguishment of third-party debt during the period.

Basic and diluted net loss per share for the six months ended June 30, 2026 were both US$0.46, compared to US$0.72 in the prior-year period.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a technology-driven company leveraging its manufacturing expertise, technological capabilities, and deep industry experience to pursue long-term growth opportunities. Building on this foundation, the Company has strategically expanded into the energy, electric power equipment, and digital infrastructure sectors, positioning itself to capitalize on the global energy transition, accelerating electrification, and digital infrastructure modernization. Since entering the Australian renewable energy market in November 2024, Ebang has continued to develop its renewable energy business while exploring adjacent opportunities in advanced soft magnetic materials, electrical power equipment, energy storage systems, and digital energy infrastructure. The Company remains focused on innovation, operational excellence, and greater coordination across the value chain to drive sustainable growth and long-term shareholder value. For more information, please visit https://ir.ebang.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s renewable energy strategy and expansion into related sectors, business diversification initiatives, digital energy infrastructure and advanced materials development, future operating results and financial position, market opportunities in the global energy transition, potential industrial synergies and competitive advantages, and the Company’s ability to deliver long-term value to shareholders. These statements are based on management’s current beliefs, plans, and expectations and reflect assumptions about future events, market conditions, and the Company’s ability to execute its strategy. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond the Company’s control and may cause actual results, performance, or achievements to differ materially from those expressed or implied. These risks and uncertainties include, without limitation: the Company’s ability to successfully execute its business diversification and renewable energy growth strategy; market acceptance of the Company’s products and services; the Company’s ability to further penetrate its existing customer base and expand to new customers; the Company’s ability to develop new products and services and expand internationally; the success of any acquisitions or investments; increased competition in the Company’s markets; the Company’s ability to remain in compliance with applicable laws and regulations; and general market conditions across the blockchain, Fintech, and broader energy sectors, including political and economic conditions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this press release, and the Company undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

EBANG INTERNATIONAL HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Stated in US dollars)

	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$179,797,584	$200,191,726
Restricted cash, current	43,244	31,155
Short-term investments	16,899,222	6,169,815
Accounts receivable, net	917,483	1,099,081
Advances to suppliers	70,111	477,748
Inventories, net	3,833,108	3,642,958
Prepayments	459,243	729,713
VAT recoverable, current	91,108	87,505
Other current assets, net	4,840,513	3,758,291
Total current assets	206,951,616	216,187,992

Non-current assets:
Property, plant and equipment, net	29,782,594	29,804,484
Intangible assets, net	3,240,997	2,196,854
Operating lease right-of-use assets	1,103,548	3,608,497
Operating lease right-of-use assets - related party	50,824	69,486
Restricted cash, non-current	256,979	796,786
VAT recoverable, non-current	1,172,177	1,468,819
Long-term prepayments and other assets	5,336,648	2,635,010
Total non-current assets	40,943,767	40,579,936

Total assets	$247,895,383	$256,767,928

EBANG INTERNATIONAL HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Unaudited)

(Stated in US dollars)

	June 30, 2026	December 31, 2025
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$375,236	$436,119
Accrued liabilities and other payables	6,345,019	6,310,237
Operating lease liabilities, current	386,327	1,105,514
Operating lease liabilities - related party, current	43,415	48,252
Advances from customers	40,520	14,812
Income taxes payable	32,624	-
Total current liabilities	7,223,141	7,914,934

Non-current liabilities:
Operating lease liabilities, non-current	772,504	3,430,152
Operating lease liabilities - related party, non-current	7,408	21,234
Other non-current liability	368,086	357,403
Deferred tax liabilities	3,486	3,379
Total non-current liabilities	1,151,484	3,812,168

Total liabilities	8,374,625	11,727,102

Equity:
Class A ordinary shares, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 shares issued and 4,726,424 shares outstanding as of June 30, 2026 and December 31, 2025	18,178	18,178
Class B ordinary shares, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of June 30, 2026 and December 31, 2025	5,978	5,978
Additional paid-in capital	396,090,766	396,090,766
Statutory reserves	11,079,649	11,079,649
Accumulated deficit	(152,089,752)	(149,185,245)
Accumulated other comprehensive loss	(13,806,061)	(13,777,506)
Total Ebang International Holdings Inc. shareholders’ equity	241,298,758	244,231,820
Non-controlling interest	(1,778,000)	809,006
Total equity	239,520,758	245,040,826

Total liabilities and equity	$247,895,383	$256,767,928

EBANG INTERNATIONAL HOLDINGS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(Stated in US dollars)

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Product revenue	$1,578,326	$459,688
Service revenue	2,345,623	3,122,481
Total revenues	3,923,949	3,582,169
Cost of revenues	3,196,538	4,230,712
Gross profit (loss)	727,411	(648,543)

Operating expenses:
Selling expenses	148,787	272,420
General and administrative expenses	10,801,087	9,935,934
Total operating expenses	10,949,874	10,208,354

Loss from operations	(10,222,463)	(10,856,897)

Other income (expenses):
Interest income	3,334,666	4,412,508
Other income	237,922	127,717
Gain (loss) from investment	46,670	(359,815)
Exchange gain	1,246,893	2,203,176
Government grants	6,886	17,439
Other expenses	(194,236)	(70,493)
Total other income	4,678,801	6,330,532

Loss before income taxes benefit	(5,543,662)	(4,526,365)
Income taxes benefit	-	30,224
Net loss	(5,543,662)	(4,496,141)
Less: net (loss) income attributable to non-controlling interest	(2,639,155)	18,735
Net loss attributable to Ebang International Holdings Inc.	$(2,904,507)	$(4,514,876)

EBANG INTERNATIONAL HOLDINGS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Unaudited)

(Stated in US dollars)

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Comprehensive loss
Net loss	$(5,543,662)	$(4,496,141)
Other comprehensive income (loss):
Foreign currency translation adjustment	23,594	(1,025,028)
Total comprehensive loss	(5,520,068)	(5,521,169)
Less: comprehensive (loss) income attributable to non-controlling interest	(2,587,006)	67,446
Comprehensive loss attributable to Ebang International Holdings Inc.	$(2,933,062)	$(5,588,615)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic	$(0.46)	$(0.72)
Diluted	$(0.46)	$(0.72)

Weighted average ordinary shares outstanding
Basic	6,280,616	6,280,616
Diluted	6,280,616	6,280,616